AG*
3/13




SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

SECURITIES [illegible] N
Washington, [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnson Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Ampthill Road
(No. and Street)

Richmond	VA	23226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Johnson 804-285-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree Cook & Walls, LLP
(Name – *if individual, state last, first, middle name*)

1800 Bayberry Court, Suite 104	Richmond	VA	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnson Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title


NATALIE FORSSENIUS
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
My Commission Expires Aug. 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Meadows Urquhart Acree Cook & Walls, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook
• Steven P. Walls

Independent Auditor's Report

To the Board of Directors
Johnson Capital, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Johnson Capital, LLC (the Company) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Johnson Capital, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree Cook & Walls, LLP

Richmond, Virginia
February 26, 2007

1800 Bayberry Court • Suite 104 • Richmond, Virginia 23226 • 804.249.5786 (v) • 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants • American Institute of Certified Public Accountants

Johnson Capital, LLC

Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	94,151
Fees receivable		49,408
Prepaid pension benefit cost		13,556
Furniture and equipment, at cost, less accumulated depreciation of $17,111		9,445
Total assets	$	166,560
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	15,821
Member's equity		150,739
Total liabilities and member's equity	$	166,560

See Notes to Statement of Financial Condition.

Johnson Capital, LLC

Notes to Statement of Financial Condition

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: Johnson Capital, LLC (the Company) is an introducing dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company introduces investors to various hedge funds and receives fees from the various hedge fund managers based on the performance of the fund and amount invested. Fees are paid quarterly and revenue is recorded in the quarter in which it is earned. The Company is a Virginia Limited Liability Company that is located in Richmond, Virginia.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

A summary of significant accounting policies is as follows:

Income taxes: The Company is a limited liability company. In lieu of corporate income taxes, the Company's taxable income or loss is included in the member's individual income tax return. Therefore, no liability for federal or state taxes has been included in the accompanying financial statement.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of three to forty years.

Cash equivalents: The Company has defined cash equivalents as money market investments and cash sweep accounts.

Fees receivable: Fees receivable are recorded at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a quarterly basis. Fees receivable are written-off when deemed uncollectible. Recoveries of fees receivable previously written-off are recorded as an adjustment to the allowance when received. There was no allowance at December 31, 2006.

A fee receivable is considered past due if any portion of the receivable balance is outstanding for more than 30 days. No interest has been recorded in the accompanying financial statements related to past due receivables.

Use of estimates: The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk: Financial instruments which potentially subject the Company to concentrations of credit risk include cash and fees receivable. At times the Company maintains its cash deposits in an uninsured money market account.

Note 2—Employee Pension Plan

The Company sponsors a defined benefit pension plan covering employees who have met certain service requirements. The benefits are based on years of service and highest compensation for the five-year period preceding their normal retirement date. The Company's funding policy is to make the maximum allowable contributions that may be deducted for federal income tax purposes. Contributions are intended to provide benefits attributed to service to date and expected to be earned in the future. The prepaid benefit cost has been included in prepaid pension benefit cost on the accompanying statement of financial condition. The Company uses a December 31 measurement date.

Change in benefit obligation	**Amount**
Benefit obligation at January 1, 2006	$ 522,485
Service cost	280,456
Interest cost	31,750
Actuarial loss	6,673
Benefit obligation at December 31, 2006	841,364
Change in plan assets	
Fair value of plan assets at January 1, 2006	546,911
Actual return on plan assets	78,696
Employer contribution	274,262
Fair value of plan assets at December 31, 2006	899,869
Funded status at December 31, 2006	58,505
Unrecognized net actuarial gain	(44,949)
Prepaid benefit cost	$ 13,556

Components of net periodic benefit cost	**Amount**
Service cost	$ 280,456
Interest cost	31,750
Expected return on plan assets	(35,549)
Net periodic benefit cost	$ 276,657
Accumulated benefit obligation	$ 702,109
Vested benefit obligation	$ 702,109
Weighted average assumptions as of December 31, 2006	
Discount rate	6.00%
Expected return on plan assets	6.50%
Rate of compensation increase	0.00%

Note 2—Employee Pension Plan-continued

The long-term rate of return on assets assumption was determined by obtaining Ibbotson Associates' published historical returns on various asset classes since 1926, determining the weights of these asset classes present in the Company's desired asset allocation, developing a weighted average rate of return using a building-block approach, adjusting the weighted average return downward by one percentage point to reflect expenses and uncertainty about future returns, and rounding to the nearest 0.5%.

The defined benefit pension plan's assets are invested primarily in hedged equity investments.

Growth of capital is the primary objective and preservation of capital is the secondary objective. The plan's investment management organizations make reasonable efforts to control risk through appropriate techniques including, but not limited to, adequate diversification.

The target range of allocation percentages for each major category of plan assets is as follows:

Asset Class	Target Weight	Minimum Weight	Maximum Weight
Equities: U.S.	87%	55%	95%
Equities: Non-U.S.	10%	0%	20%
Cash equivalents	3%	0%	10%

A lump sum benefit payment of $3,558,833, which reflects expected future service, is anticipated to be paid in 2015. The Company's 2007 contribution to the plan is expected to be approximately $280,000.

On September 29, 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, *Employer's Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R).* SFAS No. 158 requires an employer that sponsors a defined benefit postretirement plan to report the current economic status (the overfunded or underfunded status) of the plan in its balance sheet, to measure the plan assets and plan obligations as of the balance sheet date, and to include enhanced disclosures about the plan. The Company will be required to adopt the recognition and disclosure provisions of SFAS No. 158 for the year ending December 31, 2007, and the measurement date provision for the year ending December 31, 2008. The Company does not anticipate adopting the provisions of SFAS No.158 prior to those periods.

Note 3—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and required net capital of $78,330 and $5,000 respectively. The Company's net capital ratio at December 31, 2006 was 1 to 4.95.

Note 4—Major Customers

The Company has one customer who represents 100% of fees receivable.

END